Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2010
Earnings:
Income before provision for income taxes	$8,588
Equity in earnings of unconsolidated businesses	(395)
Dividends from unconsolidated businesses	477
Interest expense (1)	1,956
Portion of rent expense representing interest	645
Amortization of capitalized interest	103

Earnings, as adjusted	$11,374

Fixed Charges:
Interest expense (1)	$1,956
Portion of rent expense representing interest	645
Capitalized interest	693

Fixed Charges	$3,294

Ratio of earnings to fixed charges	3.45

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.